FREDERIC DORWART
LAWYERS
OLD CITY HALL
124 EAST FOURTH STREET
TULSA, OKLAHOMA 74103-5010

AMANDA D. LOVELACE
Direct (918) 583-9985	Main (918) 583-9922
Email: alovelace@fdlaw.com	Facsimile (918) 583-8251

November 7, 2012

Via E-mail
Perry J. Hindin, Esq.
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission

Re:	Aetrium Incorporated
Definitive Proxy Statement on Schedule 14A filed on November 7, 2012
Revised Preliminary Proxy Statement on Schedule 14A filed on November 6, 2012
Preliminary Proxy Statement Initially Filed October 23, 2012 by Jeffrey E. Eberwein, et al.
File No. 0-22166

Dear Mr. Hindin:

On behalf of the Concerned Aetrium Shareholders (“CAS”), we will make the following change to the Proxy Revised Preliminary Proxy Statement filed on November 6, 2012 (the “Proxy”).

On page 9 of the Proxy, as filed on the Edgar system, in the “Reasons for Solicitation” section, the heading previously titled “ATRM has a history of non-compliance with NASDAQ rules and NASDAQ listing requirements” shall be changed to read “ATRM is in danger of a NASDAQ de-listing.”  Additionally, the first bullet point under this heading, starting with “On December 24, 2008 . . .” shall be deleted in its entirety.

For your convenience, a redline of page 9 of the Proxy which shows the changes made is attached to this letter.

Additionally, we have filled in the blanks on pages 2 and 22 of the Proxy filed on November 6, 2012.

Please contact me should you have any questions.

Sincerely,

/s/ Amanda D. Lovelace
Amanda D. Lovelace, Esq.
Frederic Dorwart, Lawyers
Old City Hall
124 East Fourth Street
Tulsa, Oklahoma 74103

Attachment

cc:         Frederic Dorwart, Esq.